UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TRITIUM DCFC LIMITED
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Q9225T108
(CUSIP Number)

January 13, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. Q9225T108		Page 2 of 5
1	NAMES OF REPORTING PERSONS
Varley Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,009,065(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
23,009,065(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,009,065(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 22,113,732 ordinary shares and 895,333 option shares that Varley Holdings Pty Ltd has the right to acquire within 60 days of the date hereof.
(2) Percentage calculated based on 135,380,695 ordinary shares outstanding as of February 7, 2022, as reported in the Registration Statement on Form F-1 filed by Tritium DCFC Limited with the Securities and Exchange Commission on February 11, 2022, plus the 895,333 option shares.

SCHEDULE 13G
CUSIP No. Q9225T108		Page 3 of 5
Item 1.

(a)	Name of Issuer

Tritium DCFC Limited

(b)	Address of Issuer’s Principal Executive Offices

48 Miller Street, Murarrie, QLD 4172, Australia

Item 2.

(a)	Name of Person Filing

Varley Holdings Pty Ltd

(b)	Address of Principal Business Office or, if None, Residence

21 School Drive, Tomago NSW 2322, Australia

(c)	Citizenship

Varley Holdings Pty Ltd is a propriety limited company organized under the laws of Australia.

(d)	Title of Class of Securities

Ordinary Shares, no par value

(e)	CUSIP Number

Q9225T108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See Row 9 of the cover page

(b)	Percent of class:

See Row 11 of the cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page

SCHEDULE 13G
CUSIP No. Q9225T108		Page 4 of 5
(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. Q9225T108		Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

Varley Holdings Pty Ltd

By:	/s/ Justin England
Justin England
Corporate Secretary and Authorized Signatory